15048213

SEC Mail Processing Section
FEB 27 2015
Washington DC 403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **68195**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Park Sutton Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 Madison Avenue, 12th Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven M. Levitt **646-727-4826**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knight Rolleri Sheppard, CPAS, LLP
(Name – *if individual, state last, first, middle name*)

1499 Post Road, PO Box 139	**Fairfield**	**CT**	**06824**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2015 REGISTRATIONS BRANCH 17

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

KW 3/11

OATH OR AFFIRMATION

I, **Steven M. Levitt**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Park Sutton Securities, LLC**, as of **December 31**, 20 **14**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTUANET CONCHA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6213859
Qualified in Kings County
My Commission Expires November 23, 2017

Notary Public

Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Park Sutton Securities, LLC

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

December 31, 2014

Park Sutton
SECURITIES

Park Sutton Securities, LLC

Table of Contents

KRS
KNIGHT • ROLLERI • SHEPPARD
CPAS, LLP

Knight • Rolleri • Sheppard, CPAS, LLP
1499 Post Road
Suite 1040
Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727
www.krscpasllp.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Park Sutton Securities, LLC

We have audited the accompanying financial statements of Park Sutton Securities, LLC (a Connecticut limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Park Sutton Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Park Sutton Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Park Sutton Securities, LLC's financial statements. The supplemental information is the responsibility of Park Sutton Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Knight Rolleri Sheppard CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP
Fairfield, Connecticut
February 23, 2015

Park Sutton Securities, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Current assets		
Cash and equivalents	$	2,000,764
Accounts receivable		15,836
Prepaid expenses		46,660
Total current assets		2,063,260
Property and equipment		
Office automation equipment		4,843
Accumulated depreciation		(4,334)
Net property and equipment		509
Total assets	$	2,063,769
Liabilities and Member's Equity		
Current liabilities		
Accounts payable	$	14,446
Accrued liabilities		229,760
Total current liabilities		244,206
Member's Equity		1,819,563
Total liabilities and member's equity	$	2,063,769

See report of independent registered public accounting firm and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Park Sutton Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is an independent New York based boutique investment bank which provides an array of financial services to the asset and wealth management industry. The Company received its FINRA approval for membership in 2010. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

The Company's sole member is Park Sutton Holdings, LLC ("PSH"). In addition to the Company, PSH is 100% owner of Park Sutton Advisors, LLC ("PSA") and Park Sutton Services, LLC ("PSS"). Both of these companies share common management with the Company. These companies are currently inactive.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA. The financial statements include only the assets and liabilities of the Company and are not combined with the related companies. Regulatory requirements require that the broker-dealer of securities be reported separately.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Revenues from investment banking services are recognized when the transaction is signed or the closing is imminent. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivables are carried at cost or have been written down to net realizable value. No allowance for uncollectable accounts is required at December 31, 2014. Management evaluates each receivable on a case-by-case basis for collectability and they write the receivable down to net realizable value.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three years for office automation equipment. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements.

The Company has adopted FASB Accounting Standards Codification 740 for accounting for uncertain tax positions. The standard prescribes how an entity should measure, recognize, present and disclose positions that it has taken or expects to take on its income tax returns. Park Sutton Holdings, LLC and the Company regularly reviews and evaluates its tax positions taken in previously filed information returns and as reflected in its financial statements and believes that in the event of an examination by taxing authorities, its positions would prevail based upon the technical merits of such positions. Therefore, the Company has concluded that no tax benefits or liabilities are required to be recognized. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2011.

NOTE 3 – RETIREMENT PLAN

The Company maintains a contributory retirement savings plan under Section 401(k) of the Internal Revenue Code covering substantially all employees who meet certain eligibility requirements. The Company made contributions of $6,806 to the plan for the year ended December 31, 2014.

NOTE 4 – CONCENTRATIONS AND CREDIT RISK

The Company has one contract with a client that generated more than 82% of total annual revenues, while there are four clients that represents 92% of total revenue for 2014.

The Company received one transaction fee during 2014. The Contracted arrangement allows for additional fees to be earned should certain thresholds be attained in the future. Management has not included any incremental revenue pursuant to this arrangement.

As of December 31, 2014 the Company's cash in bank exceeds federally insured limits by $1,750,764.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $1,756,558, which was $1,740,278 in excess of its required net capital of $16,280. The Company's ratio of indebtedness to net capital was 13.90%.

NOTE 6 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2014 through February 23, 2015, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.